SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒               Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐               No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              ]

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.               Agenda for the 8th Annual Meeting to be held on April 12, 2006

2.               Extension of the Agenda of the 8th Annual Meeting of DaimlerChrysler AG on April 12, 2006

3.               Notice to Stockholders in connection with the 8th Annual Meeting to be held on April 12, 2006, setting forth counter-motions proposed by certain stockholders

4.               Position of the Management on the counter-motions for the 2006 Annual Meeting

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the effective implementation of our New Management Model, and the CORE program , including the new business model for smart, at the Mercedes Car Group; renewed pressure to reduce costs in light of restructuring plans announced by our major competitors in NAFTA; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

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DaimlerChrysler AG
Stuttgart

- ISIN DE 000 710 000 0 -
- Security Identification No. 710 000 -
- CINS D 1668R123 -

We hereby invite our shareholders to the

8th Annual Meeting
of DaimlerChrysler AG

on Wednesday, April 12, 2006, at 10.00 a.m. C.E.T., at the Berlin Trade Fair Center (Messe Berlin), Special Entrance, corner of Masurenallee/Messedamm, 14055 Berlin, Germany.

Agenda

1.         Presentation of the Formally Approved Financial Statements, the Approved Consolidated Financial Statements, and Management Reports for DaimlerChrysler AG and the Group for the 2005 Financial Year and the Report of the Supervisory Board

The aforementioned documents can be examined at the company’s registered office at Epplestraße 225, D-70567 Stuttgart, and on the Internet at http://www.daimlerchrysler.com/ir/am2006. Promptly upon request, each shareholder shall receive a copy of the aforementioned documents free of charge.

2.         Resolution on the Allocation of Unappropriated Profit

The Board of Management and the Supervisory Board recommend that the unappropriated profit of € 1,527,259,044.00 be allocated as follows:

Dividend distribution of € 1.50 for each share entitled to dividends	€1,527,259,044.-

Transfer to disclosed reserves	—

Profit carried forward	—

Unappropriated profit	€1,527,259,044.-

The dividend shall be paid out on April 13, 2006.

3.         Resolution on Ratification of Board of Management Actions in the 2005 Financial Year

The Board of Management and the Supervisory Board recommend that the actions of the members of the Board of Management in office in the 2005 financial year be ratified for that period.

4.         Resolution on Ratification of Supervisory Board Actions in the 2005 Financial Year

The Board of Management and the Supervisory Board recommend that the actions of the members of the Supervisory Board in office in the 2005 financial year be ratified for that period.

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5.         Resolution on the Appointment of Auditors of the individual financial statements and consolidated financial statements for the 2006 Financial Year

The Supervisory Board recommends that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main and Berlin, be appointed as auditors of the financial statements of DaimlerChrysler AG and for the consolidated financial statements of DaimlerChrysler AG and subsidiaries for the 2006 financial year.

6.         Resolution on Authorizing the Company to Acquire Its Own Shares

Since the authorization issued by the last Annual Meeting allowing the company to acquire its own shares is due to expire in the course of the current financial year, the Board of Management is to be granted a new authorization to acquire the company’s own shares.

The Board of Management and the Supervisory Board submit the following resolution for adoption:

a)         The company shall be authorized to acquire shares in the company in order to

•          introduce shares in the company to foreign stock exchanges where they have not yet been admitted for trading or

•          be able to offer company shares to third parties in the context of mergers with companies or in the context of the acquisition of

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companies or participating interests in companies or

•          offer such shares for subscription to members of the Board of Management of the company, members of management of affiliated companies pursuant to sections 15 et seq. German Stock Corporation Act (Aktiengesetz) and other management staff of the company and its affiliated companies (hereinafter collectively referred to as ‘management’) in the context of the Stock Option Plan approved at the Annual Meeting on April 19, 2000 under Agenda Item 8 or

•          offer them as employee shares to employees of the company and its affiliated companies pursuant to sections 15 et seq. German Stock Corporation Act (Aktiengesetz) or, if the employee shares are acquired as part of securities lending, to use them to fulfill the obligations arising from this securities lending or

•          cancel such shares.

b)         The authorization is limited to the acquisition of shares with an allocable portion of capital stock of €264,000,000.00, which is nearly 10% of the capital stock of €2,647,249,009.60 as of December 31, 2005. The authorization may be exercised within the above limitation wholly or in installments, once or several times for the pursuit of one or more purposes.

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The acquired shares may not, in combination with other shares owned by or in the possession of the company or to be attributed to the company pursuant to sections 71 a et seq. German Stock Corporation Act (Aktiengesetz), at any time exceed 10% of the capital stock.

The authorization shall take effect on April 13, 2006 and shall be valid until October 12, 2007. The authorization for the company to acquire its own shares resolved by the Annual Meeting of the Shareholders of DaimlerChrysler AG on April 6, 2005, shall lapse as from the time that this new authorization comes into effect.

c)         The acquisition shall be accomplished via the stock exchange or through a public offering made to all shareholders of the company.

If the acquisition of shares is accomplished via the stock exchange, the amount paid by the company per share (excluding transaction costs) may not exceed the price determined at the opening of Xetra trading (or at the opening of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange by more than 5% and may not be more than 5% lower than that price.

If the acquisition is accomplished through a public offering to all

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shareholders of the company, the offered purchase price or the prescribed values of the offered purchase price range per share (excluding transaction costs) may not exceed the closing price at the close of Xetra trading (or at the close of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the third trading day prior to the day of publication of the offering by more than 20% or be more than 20% lower than that price. The volume of the offer may be limited. If the entire subscription of the offer exceeds this volume, acceptance must be in proportion to the shares included in each offering. A preferential acceptance of a lower number of up to 100 company shares offered for purchase per shareholder of the company can be stipulated. The provisions of the German Securities Acquisition and Corporate Takeover Act are to be followed to the extend applicable.

d)         The Board of Management is authorized to use company shares acquired as a result of the aforementioned authorization to introduce shares of the company to foreign stock exchanges where they have not previously been admitted for trading.

e)         The Board of Management is authorized to offer company shares acquired as a result of the aforementioned authorization to third parties in the context of corporate mergers or the acquisition of companies or participating interests in companies.

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f)          The Board of Management is authorized to use company shares acquired as a result of the aforementioned authorization to meet the stock subscription rights granted to management in the context of the Stock Option Plan approved under Agenda Item 8 by the Annual Meeting of the Shareholders on April 19, 2000. The decision on the extent to which such shares are to be transferred to members of the Board of Management lies with the Supervisory Board of the company.

The key conditions of the DaimlerChrysler Stock Option Plan were adopted by the Annual Meeting of the Shareholders on April 19, 2000. They can be examined as an integral part of the notarized minutes of the Annual Meeting of the Shareholders on April 19, 2000 in the Commercial Register in Stuttgart. They can also be examined as an integral part of the contemporaneous disclosure at the company’s registered office at Epplestraße 225, D-70567 Stuttgart and on the Internet at http://www.daimlerchrysler.com/ir/am2006. On request, each shareholder will be sent a copy of the aforementioned documents free of charge.

g)      The Board of Management is authorized to issue company shares acquired as a result of the aforementioned authorization to employees of the company and its affiliated companies pursuant to sections 15 et seq. German Stock Corporation Act (Aktiengesetz) or, if the employee shares are acquired as part of securities lending, to use them to

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fulfill the obligations arising from this securities lending.

h)      The Board of Management is authorized to retire and cancel company shares acquired as a result of the aforementioned authorization without the cancellation or execution thereof requiring an additional resolution by the Annual Meeting of the Shareholders.

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i)          The authorizations described under points d), e), f), g) and h) above may be exercised wholly or in installments, once or several times, individually or together. The price at which shares in the company are introduced to such stock exchanges pursuant to the authorization in d) or at which they are issued to third parties pursuant to the authorization in e) may not be more than 5% lower (excluding transaction costs) than the price at the opening of Xetra trading (or at the opening of the functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the date of the initial public offering or the date of the binding agreement with the third party.

j)          The right of shareholders to subscribe to the company’s own shares shall be excluded in so far as these shares are used as a result of the aforementioned authorizations in d), e), f) and g).

7.         Resolution on the Election of a Supervisory Board Member

The term of office of Supervisory Board member Robert J. Lanigan will expire at the end of this Annual Meeting, and it is necessary to elect a new member to the office held by Mr. Lanigan.

In accordance with sections 96 (1) and 101 (1) of the German Stock Corporation Act (Aktiengesetz) and section 7 (1) sentence 1 no. 3 of the Employee Codetermination Act (MitbestG), the Supervisory Board is composed of ten shareholder representatives and ten employee representatives.

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In electing shareholder representatives, the Annual Meeting of the Shareholders is not bound by any recommendations.

The Supervisory Board proposes that Manfred Bischoff, Starnberg, Germany, former member of the Board of Management of DaimlerChrysler AG and Chairman of the Board of Directors of European Aeronautic Defense and Space Company EADS N.V. be elected to the Supervisory Board as a shareholder representative with effect from the close of this annual meeting for the period ending at the close of the Annual Meeting of the Shareholders resolving on the ratification of the actions of the Board of Management and the Supervisory Board for the 2010 financial year.

Mr. Bischoff is chairman of the Supervisory Board of DaimlerChrysler Luft- und Raumfahrt Holding AG and DaimlerChrysler Aerospace AG, he is further a member of the Supervisory Board of:

Fraport AG

Gerling Versicherungs-Beteiligungs-AG
J.M. Voith AG

SMS GmbH

He also holds offices in comparable domestic or foreign bodies at:
Nortel Networks Corp. and Nortel Networks Ltd.

Royal KPN N.V.
Unicredito Italiano S.p.A.

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8.         Resolution on Amendment of the Memorandum and Articles of Incorporation due to the new German UMAG law

The Act of Corporate Integrity and Modernization of Rescission Right (Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts (UMAG)) specifies that the chairman of the Annual Meeting can be authorized to limit the shareholders’ question- and speaking right to an appropriate time limit. This possibility is to be utilized in the interest of the efficient conduct of the Annual Meeting, with a corresponding amendment of the Memorandum and Articles of Incorporation.

The Board of Management and the Supervisory Board submit the following resolution for adoption:

The Memorandum and Articles of Incorporation are to be amended by a new Section 18 (3) with the following wording:

»The Chairman can set an appropriate time limit with respect to the right of shareholders to speak and ask questions. In particular, he is authorized to set an appropriate time limit for the duration of entire Annual Meeting, discussion of individual agenda items and individual contributions of comments or questions at the start of or during the Annual Meeting. Moreover, the Chairman has the authority to decide to end the debate, if deemed necessary for the appropriate conduct of the meeting.«

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****

Re Agenda Item 6):
Report of the Board of Management concerning the exclusion of stock subscription rights in the event of the sale of the company’s own shares pursuant to section 71 (1) sentence 5 in conjunction with section 186 (4) sentence 2 and section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz):

The sale of the company’s own shares shall be permitted in all of the following cases, without any pre-emptive rights of the shareholders:

Among other things, the authorization under Agenda Item 6 is intended to give the company the opportunity to use the shares for initial public offerings on stock markets where the company’s shares are not yet listed.

The company faces intense competition on the international capital markets. An adequate supply of equity capital is vital for the future development of the company. This includes the possibility of obtaining equity capital on the market at any time at appropriate conditions.

Consequently, the company must be able to tap into other major capital markets around the world. In individual cases, this can also make it necessary to acquire own shares and use these shares for initial public offerings on foreign stock markets where the company’s shares are not currently listed.

The company should also be in the position to have own shares available to it to offer them as consideration in the context of corporate mergers or the acquisition of companies or participating interests. International competition and the globalization of the economy increasingly demand this form of consideration.

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The proposed authorization would grant the company the necessary flexibility to exploit arising opportunities to acquire companies or participating interests quickly and flexibly. There are no concrete plans to utilize this authorization. The Board of Management will report to the Annual Meeting of the Shareholders on any utilization of this authorization.

The DaimlerChrysler Stock Option Plan approved at the Annual Meeting of the Shareholders on April 19, 2000 can be serviced with the conditional capital resolved at that Annual Meeting. The resolution proposed under Item 6 of this year’s agenda is intended to give the company the opportunity to additionally service the Stock Option Plan through prior acquisition of its own shares.

The key conditions of the DaimlerChrysler Stock Option Plan were adopted by the Annual Meeting of the Shareholders on April 19, 2000. They can be examined as an integral part of the notarized minutes of the Annual Meeting of the Shareholders on April 19, 2000 in the Commercial Register in Stuttgart. They can also be examined as an integral part of the contemporaneous disclosure at the company’s registered office at Epplestraße 225, D-70567 Stuttgart and on the Internet at http://www.daimlerchrysler.com/ir/am2006. On request, each shareholder will be sent a copy of the aforementioned documents free of charge.

The decision on how the options are to be serviced in each case will be taken by the relevant boards of the company. Their decision will be guided exclusively by the interests of the shareholders and the company and they will report on their decision at the subsequent Annual Meeting after any such decision has been taken.

In addition, the company must be able to issue employee shares to employees of the company and its affiliated companies.

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In order to facilitate the issue of employee shares, measures should be taken to enable the company to obtain the necessary shares by using securities lending to acquire shares in the company and, where necessary to use shares in the company to meet the reimbursement claims of the lenders.

The company should be able to retire and cancel its own shares without a new resolution being adopted by the Annual Meeting.

In addition to purchasing shares via the stock exchange, the company shall also be given the opportunity to acquire shares in the company through a public offering (tender procedure). This alternative provides that any shareholders of the company willing to sell can decide how many shares to sell and, if a price range is set, at what price they are willing to offer them. If the volume offered at the set price is in excess of the quantity of shares requested by the company, acceptance of the offers to sell must be allocated appropriately. It should be possible to allow preferred acceptance of small offers or small portions of offers of up to a maximum of one hundred shares. This possibility serves to avoid fractional amounts and small residual quantities in determining the quotas to be acquired, and thus facilitates technical settlement.

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Shareholder registration to the Annual Meeting

Those shareholders who on the day of the Annual Meeting of the Shareholders are registered in the share register as shareholders of the company and who have notified their intention to attend by no later than Friday, April 7, 2006 are entitled to participate in the Annual Meeting of the Shareholders and to exercise their voting rights. Shareholders who are registered in the share register may notify the company of their intention to attend in writing to

DaimlerChrysler

Aktionärsservice

Postfach 94 00 01

69940 Mannheim, Germany

or electronically via the Internet at

https://register.daimlerchrysler.com

Exercise of voting rights by authorized representative

Shareholders who are registered in the share register may also have their voting rights exercised by a representative, for example, a bank or a shareholder association. In such cases, the authorized representatives must be registered in advance by the shareholder or the shareholder’s representative. In such instances, we ask our shareholders to forward the forms they have received to an authorized representative of their choice together with their respective instructions.

If a bank is entered in the share register, it may only exercise voting rights attaching to shares it does not own if it has been authorized to do so by the shareholder.

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Exercise of voting rights by the proxy representatives

As a service, we continue to offer our shareholders the opportunity to be represented at the Annual Meeting of the Shareholders by employees of the company in accordance with the instructions received. The proxy representatives shall exercise the voting rights of the shareholders in accordance with the instructions given to them. Even when granted power of attorney, they are only authorized to exercise the voting rights if there is an express instruction relating to the individual agenda items.

Powers of attorney and pertinent relevant instructions can be issued in writing to the address above, by fax (fax no. +49 (0)69 913 39100) or electronically via the Internet to https://register.daimlerchrysler.com.

Issuance of the power of attorney is only possible up to and including April 7, 2006. However, voting instructions and amendments to voting instructions can be issued until shortly before the start of voting on the day of the Annual Meeting of the Shareholders, but in any case at least until12 noon C.E.T. Further details are included in the documentation to be sent out to shareholders.

Details on internet communication

Shareholders who wish to order tickets for the Annual Meeting or authorize a proxy representative via the Personal Internet Service will need their access identifiers to do this, i.e. their shareholder number and the associated individual access number. These access identifiers are shown on the back of the invitation letter, which will be sent to the shareholders by mail.

Already registered users of the Personal Internet Service can use their self-selected user ID and their self-selected password.

Shareholders who have registered for e-mail transmission of the Annual Meeting material will receive a link to the Personal Internet Service with the invitation e-mail.

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Motions and inquiries from shareholders

All motions and inquiries from shareholders must be directed to the following company addresses:

In writing or by fax to:

DaimlerChrysler AG,

Investor Relations HPC 0324

70546 Stuttgart, Germany

(Fax no. +49 (0)711/17-94075)

By e-mail to:

investor.relations@daimlerchrysler.com

Motions from shareholders which are eligible for publication and are received before midnight on March 28, 2006 C.E.T. shall be published on the Internet at www.daimlerchrysler.com/ir/am2006. Any statements from the management shall be published after this date on the same Internet page.

Transmission of documents to the shareholders

The company will send the agenda for the Annual Meeting of the Shareholders on April 12, 2006, together with the summary report for the 2005 financial year and the information for registration and the issuance of proxy voting authorizations, to the shareholders registered in the company’s share register.

Information on the Annual Meeting on the Internet

Shareholders who are unable to attend the Annual Meeting in person can follow the speeches of the Supervisory Board Chairman and the Chairman of the Board of Management on the Internet at www.daimlerchrysler.com/ir/am2006, where they will also find information on the Annual Meeting and, subsequently, details of the votes cast.

Stuttgart, March 6, 2006

DaimlerChrysler AG

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The Board of Management

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Extension of the Agenda* of the 8th Annual Meeting of DaimlerChrysler AG on Wednesday, April 12, 2006

* Convenient translation. The German text is legally binding.

Dear shareholders,

In addition to the Agenda of the Annual Meeting of DaimlerChrysler AG to be held on April 12, 2006, which was published in the electronic version of the Federal Gazette on March 6, 2006, pursuant to Section 122, Subsection 2 of the German Stock Corporation Act the shareholder Richard Mayer of Grellstrasse 40, 81735 München has requested the publication of the following items to be decided upon by that Annual Meeting:

9.          Appointment of special auditors pursuant to Section 142, Subsection 1 of the German Stock Corporation Act to audit occurrences in the management of the corporation with regard to the (direct or indirect) activities of the corporation in the business of developing, producing and selling products (surface vehicles) of the “smart” brand and the provision of services in this field of business

(1) Description of the occurrences to be audited

The purpose of the special audit is to be the appointment of special auditors pursuant to Section 142, Subsection 1 of the German Stock Corporation Act to audit occurrences in the management of the corporation with regard to the (direct or indirect) activities of the corporation in the business of developing, producing and selling products of the “smart” brand and the provision of services in this field of business.

Since the middle of the nineteen-nineties, the corporation has developed (direct or indirect) activities under the “smart” brand and in this respect has established a new business unit. Before this business was established in what was a new market segment for the corporation, the Board of Management Chairman at that time, Schrempp, stated in May 1995: “We will create a market, and we have no doubts at all that such a market will definitely come into being.” However, only losses have been incurred since the corporation started operating in this business unit and no turnaround is in sight. Therefore, in the general public this business is often, and rightly, spoken of as a “smart” disaster.

(2) Questions to be answered with regard to the “smart” business

The special audit is to address the following particular questions:

a)         How did the “smart” business come into being? Who provided the initiative for this business? Was it based on an autonomous decision of the Board of Management and the Supervisory Board or was some other influence exerted on the establishment and development of this business? If so, by whom? In what way? Does this influence fulfill the conditions of Sections 117 and 317 of the German Stock Corporation Act or other liability standards?

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b)        Were the decisions to establish and develop the business made with due consideration of the criteria of Section 93 of the German Stock Corporation Act? In particular: Was the decision made on the basis of appropriate information (Section 93, Subsection 1, Sentence 2 of the German Stock Corporation Act, New Version)? In particular: Did the Board of Management refer to objective grounds for its decisions, in particular the results of market research and feasibility studies, and use them as criteria for its decision? Was the Board of Management able to reasonably assume with respect to these decisions that it was acting on the basis of appropriate information for the benefit of the corporation (Section 93 Subsection 1, Sentence 2 of the German Stock Corporation Act, New Version)?

c)         Were the measures taken by the Board of Management with regard to the “smart” business in conformance with reasonable commercial judgement? Did the members of the Board of Management and the Supervisory Board exercise the care of a reasonable and conscientious manager with regard to this business and its execution, approval and monitoring? Did the Board of Management and the Supervisory Board fulfill their duties of care and attention according to the Stock Corporation Act in the preparation, execution and monitoring of the aforementioned measures? Did they inform the shareholders and investors in an appropriate and correct manner?

d)        Which members of the corporation’s Board of Management and Supervisory Board can possibly be held liable and to what extent to compensate for the damage that the corporation and its shareholders have suffered from the aforementioned measures and/or are still suffering and/or may suffer in the future?

e)         Were careful examinations of the feasibility and sense of the investment and related decisions and actions carried out before the entrepreneurial decisions regarding the “smart” business? If not, why not, and who might be held liable for this omission?

f)           Did the corporation apply sufficient risk management in each phase of the “smart” business?

g)        The reasons for and the development of the ongoing loss situation of the “smart” business are to be determined in detail. In particular, it is necessary to ascertain: What is the total volume of the costs of the “smart” business since it began (including development and other initial costs) and the overall profits or losses in the period until the decision on the special audit?

h)        Furthermore, it is necessary to determine (1) the operating result and capital expenditure excluding capital costs and (2) the operating result and capital expenditure including all capital costs and (3) the individual results of the “smart” business for the years 2003, 2004 and 2005, in each case both with and without capital costs.

i)            Are there any appropriate business plans for the “smart” business? What periods do they cover? Do they conform with reasonable commercial judgement? When do they indicate that profits should be made – and as a result of which further investments? Such investigations are to be carried out both with and without the sunk costs. As an alternative to the business plan, has a calculation been made of what the immediate closure of the “smart” business unit would cost? What is the volume of such costs? Does the calculation conform with reasonable commercial judgement (Section 93 of the German Stock Corporation Act)? If this calculation has not been made, these costs are to be determined as a part of the special audit and compared with the profit projections of the business plan.

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j)            What is the value of the “smart” business unit on the date of the Annual Meeting?

k)         Were there any binding agreements or other commitments not to discontinue the “smart” business by the Board of Management of this corporation towards employees and/or subsidiaries? If so, what are the contents of these commitments? Are they rescindable? If such commitments were made, are they legal? If not, who made the commitments and who might be held liable for making them? If no such commitments were made, what does Jürgen Grässlin’s book “The Daimler Disaster” refer to on page 97 quoting the corporation’s letter to the employees and the circumstances whereby “smart” manager Ulrich Walker allayed the fears of the employees by saying “smart is still not making any money, that’s right. But our existence is not jeopardized.” To give more weight to this statement, Walker apparently quoted the blessings given at the highest level, writing in that employee letter: “Jürgen Schrempp and Eckhard Cordes emphasized this to me in personal discussions.” What are the full contents of this employee letter? Can it offer any basis for liability actions, if so, what kind of actions?

(3) Appointment of special auditors

The special auditor to be appointed is Mr. Michael Wahlscheidt, certified public accountant and tax accountant, c/o Stuettgen Haeb AG, Benrather Schlossallee 85-87, 40597 Düsseldorf. The special auditor can draw on the support of specially qualified personnel, in particular persons with knowledge of the automotive industry.

10.   Appointment of special auditors pursuant to Section 142, Subsection 1 of the German Stock Corporation Act to audit occurrences in the management of the corporation with regard to the (direct or indirect) activities of the corporation in the business of developing, producing and selling products (surface vehicles) of the “MAYBACH” brand and the provision of services in this field of business

(1) Description of the occurrences to be audited

The purpose of the special audit is to be the appointment of special auditors pursuant to Section 142, Subsection 1 of the German Stock Corporation Act to audit occurrences in the management of the corporation with regard to the (direct or indirect) activities of the corporation in the business of developing, producing and selling products of the “MAYBACH” brand and the provision of services in this field of business.

Since the end of the nineteen-nineties, the corporation has developed (direct or indirect) activities under the “MAYBACH” brand and in this respect has established a new business unit. Before this business was established in what was a new market segment for the corporation, the Board of Management Chairman at that time, Schrempp, stated in the year 1998: “If we want to enter this segment (top luxury segment of the Rolls-Royce class), and I have no doubt that we do, then we don’t need Rolls-Royce to do so, we can do it on our own,” continuing that the top luxury segment “will be defined by an automobile bearing the star. And of course,

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we will only offer this automobile if we make money with it.” At the time of the market launch of the MAYBACH at the end of 2002, Jürgen Hubbert of the Board of Management stated that profits would be made by the MAYBACH business unit already in the first year after the launch.

However, only losses have been incurred since the corporation started operating in this business unit and no turnaround is in sight. Therefore, in the general public this business is often, and rightly, spoken of as a “MAYBACH” disaster.

(2) Questions to be answered with regard to the “MAYBACH” business

The special audit is to address the following particular questions:

a)         How did the “MAYBACH” business come into being? Who provided the initiative for this business? Was it based on an autonomous decision of the Board of Management and the Supervisory Board or was some other influence exerted on the establishment and development of this business? If so, by whom? In what way? Does this influence fulfill the conditions of Sections 117 and 317 of the German Stock Corporation Act or other liability standards?

b)        Were the decisions to establish and develop the business made with due consideration of the criterion of Section 93 of the German Stock Corporation Act? In particular: Was the decision made on the basis of appropriate information (Section 93 Subsection 1, Sentence 2 of the German Stock Corporation Act, New Version)? In particular: Did the Board of Management refer to objective grounds for its decisions and use these as criteria for its decision, in particular the results of market research and feasibility studies? Was the Board of Management able to reasonably assume with respect to these decisions that it was acting on the basis of appropriate information for the benefit of the corporation (Section 93, Subsection 1, Sentence 2 of the German Stock Corporation Act, New Version)?

c)         Were the measures taken by the Board of Management with regard to the “MAYBACH” business in conformance with reasonable commercial judgement? Did the members of the Board of Management and the Supervisory Board exercise the care of a reasonable and conscientious manager with regard to this business and its execution, approval and monitoring? Did the Board of Management and the Supervisory Board fulfill their duties of care and attention according to the Stock Corporation Act in the preparation, execution and monitoring of the aforementioned measures? Did they inform the shareholders and investors in an appropriate and correct manner?

d)        Which members of the corporation’s Board of Management and Supervisory Board can possibly be held liable and to what extent to compensate for the damage that the corporation and its shareholders have suffered from the aforementioned measures and/or are still suffering and/or may suffer in the future?

e)         Were careful examinations of the feasibility and sense of the investment and related decisions and actions carried out before the entrepreneurial decisions regarding the “MAYBACH” business? If not, why not, and who might be held liable for this omission?

f)           Did the corporation apply sufficient risk management in each phase of the “MAYBACH” business?

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g)        The reasons for and the development of the ongoing loss situation of the “MAYBACH” business are to be determined in detail. In particular, it is necessary to ascertain: What is the total volume of the costs of the “MAYBACH” business since it began (including development and other initial costs) and the overall profits or losses in the period until the decision on the special audit?

h)        Furthermore, it is necessary to determine (1) the operating result and capital expenditure excluding capital costs and (2) the operating result and capital expenditure including all capital costs and (3) the individual results of the “MAYBACH” business for the years 2003, 2004 and 2005, in each case both with and without capital costs.

i)            Are there any appropriate business plans for the “MAYBACH” business? What periods do they cover? Do they conform with reasonable commercial judgement? When do they indicate that profits should be made – and as a result of which further investments? Such investigations are to be carried out both with and without the sunk costs. As an alternative to the business plan, has a calculation been made of what the immediate closure of the “MAYBACH” business unit would cost? What is the volume of such costs? Does the calculation conform with reasonable commercial judgement (Section 93 of the German Stock Corporation Act)? If this calculation has not been made, these costs are to be determined as a part of the special audit and compared with the profit projections of the business plan.

j)    What is the value of the “MAYBACH” business unit on the date of the Annual Meeting?

(3) Appointment of the special auditors

The special auditor to be appointed is Mr. Michael Wahlscheidt, certified public accountant and tax accountant, c/o Stuettgen Haeb AG, Benrather Schlossallee 85-87, 40597 Düsseldorf. The special auditor can draw on the support of specially qualified personnel, in particular persons with knowledge of the automotive industry.

Reasons

The reasons and justification for my demands follow directly from the above remarks. I would like to make the following additional comments:

1.    The reason for demanding these additions to the Agenda is the disaster that has now been dragging on for nearly a decade concerning the “MAYBACH” and “smart” business units. The immediate termination of the corporation’s activities in these business units, which have been making sustained losses for a long time now, can be effected by closure or possibly by sale and is urgently required for the success of the consolidation course initiated by new Board of Management Chairman Dr. Zetsche.

2.             The authority, in accordance with Items 9 and 10 and pursuant to Section 122 of the German Stock Corporation Act, to place a special audit on the Agenda and to propose such audit also follows clearly from applicable law (Section 142, Subsection 1 of the German Stock Corporation Act).

6

Position of the management on the motion to appoint special auditors

The Supervisory Board proposes that the motions under Items 9 and 10 of the Agenda be rejected.

There is no reason for the special audit proposed under Items 9 and 10 of the Agenda. With regard to the decision to develop and produce the smart and with regard to the decision to develop and produce the Maybach, there are no indications of any improper influence being exerted, nor of any irregularities or violations of the duty to exercise due care and diligence. In fact, all decisions taken in this context were based on well-founded and careful considerations by the Board of Management and the Supervisory Board. Certain market risks are inherent in entrepreneurial activities and even the most thorough basis of information does not guarantee a risk-free investment. However, in no case does this justify the appointment of special auditors.

Stuttgart, March 16, 2006

DaimlerChrysler AG

The Board of Management

7

DaimlerChrysler

Stuttgart, Germany

Auburn Hills, USA

www.daimlerchrysler.com

3

Annual Meeting 2006 - Counter-Motions

As follows, you will find counter-motions from shareholders who oppose the proposals made by the Board of Management and the Supervisory Board on the Agenda of the Annual Meeting on April 12, 2006, which the Company has to make accessible to all its shareholders.

Counter-Motions
8th Annual Meeting of DaimlerChrysler AG
April 12, 2006, Berlin Trade-Fair Center (Messe Berlin)

Dear Shareholders,

For our Annual Meeting to be held in Berlin on April 12, 2006, some shareholders have submitted counter-motions to Agenda Items 2, 3, 4, 7 and 8.

The following counter-motions are listed in the order they were received by DaimlerChrysler.

***

Mr. Jürgen Grässlin, Freiburg

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

Sales of Mercedes vehicles in Germany in 2005 were far lower than expected. One reason for this is the fact that the company’s image suffered enormously last year. For example, in the ranking of German companies, DaimlerChrysler fell from 4th position to 54th. (Poll by the TNS Emnid institute and BIK Marplan-Intermedia in September and October 2005). The reasons are numerous and range from quality disaster to ethics disaster – the insufficient ethical and moral responsibility of the Daimler Board of Management.

Despite repeated demands by the DaimlerChrysler Critical Shareholders (KADC, Arndtstrasse 31, 70197 Stuttgart, Tel. +49 (0)711 608396; www.kritischeaktionaere.de and www.juergengraesslin.com), in 2005 the Board of Management once again failed to get rid of its shares in the European armaments giant European Aeronautic Defence and Space Company (EADS N.V.) or to start converting it to purely civil production (armaments conversion). And Daimler/EADS is involved not only in the production of bomber aircraft, military helicopters and carrier systems for nuclear weapons, but, through equity holdings, also in the production of wide-area bombs, wide-area ammunition and wide-area ammunition launchers.

It was possible to document this involvement at the international armaments fair Eurosatory in Paris. On the stand of MBDA, in which EADS holds a 37.5% stake, the

Multiple Launch Rocket System (MLRS) was presented, including wide-area ammunition. The MLRS rocket launcher is currently being improved. The new, so-called Guided MLRS System, will have an extended range, will be more accurate, and will have more efficient ammunition. Moreover, the future mass production of MLRS rockets was announced at Eurosatory. Such a system can distribute around 8,000 bomblets in an area of up to one square kilometer with one salvo. In the view of the DaimlerChrysler Critical Shareholders and Aktionsbündnis landmine.de (Alliance for Action on Landmines) wide-area ammunition violates the Geneva Convention, which prohibits random attacks.

Daimler/EADS also profits from the business with wide-area ammunition through the 19% stake in Diehl BGT Defence and the 50% stake in TDA. Diehl Bodensee-Gerätetechnik produces the RM 70 rocket launcher including wide-area ammunition rockets for the Slovakian armed forces. TDA offers various rockets with wide-area ammunition, for the Tiger military helicopter, for example.

In it annual reports, Daimler’s associated company EADS praises its “corporate social responsibility” (CSR) and claims: “Our products and services for defense purposes enhance the security of many nations.” The fact is that wide-area ammunition threatens the lives of many innocent people, especially children, women and old people, in crisis zones and war zones. Because with the use of wide-area ammunition, as also happened in Kosovo for example, civilians are often hit.

The Critical Shareholders demand that DaimlerChrysler, as the biggest shareholder in EADS, immediately stops any involvement in the research, development and production of wide-area ammunition and wide-area bombs and their carrier systems. Aktionsbündnis landmine.de – to which the organizations Brot für die Welt, Christoffel-Blindenmission, Deutscher Caritasverband, Diakonie Katastrophenhilfe, EIRENE-International, Handicap International (Germany), Justicia et Pax, Kindernothilfe, medico international, Misereor, Oxfam Germany, Pax Christi, Solidardienst International e.V., terre des hommes and UNICEF Germany belong, among others – expressly demand that EADS ceases the production and export of wide-area ammunition (see www.landmine.de). Unicef, the children’s aid arm of the United Nations, refused to put DaimlerChrysler on its sponsors list once again in 2005. In February 2006, hat Belgium was the first country to ban wide-area ammunition, which will promote discussion of the issue in Germany and focus the public discussion on Daimler/EADS as a producer of wide-area ammunition.

Recently, German newsreader Anne Will clarified her position: “It must be forbidden that wide-area bombs are even produced. Only this can ensure that they are never dropped again.” According to Will, it is “essential to work for their prohibition”. German television actress Ulrike Folkerts demands that the Daimler Group rejects wide-area ammunition: “And until it does that, I am not prepared to drive a Mercedes, and certainly not to buy one.” She will only become a Mercedes customer again when the Group declares: “We are ceasing production.” Only then will she be ready “to become a Mercedes customer again.”

***

Mr. Paul Russmann, Stuttgart

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

Numerous shareholders are transferring their voting rights to

DaimlerChrysler Critical Shareholders,

Arndtstrasse 31, 70197 Stuttgart,

Tel: +49 (0)711 608396,

paul.russmann@kritischeaktionaere.de

<mailto:paul.russmann@kritischeaktionaere.de>

www.kritischeaktionaere.de <http://www.kritischeaktionaere.de>

because ...

... the Board of Management ignored the demands for an end to armaments production and export once again in 2005. Instead of getting out of EADS, or ensuring that EADS only offers civil products, the Board of Management supported EADS once again in 2005 with an equity stake of 30.8%!

... Daimler developed French nuclear missiles through EADS also in 2005.

Instead of working for the destruction of all nuclear weapons, the Board of Management is contributing to a new nuclear arms race. Therefore, in 2005 the Board of Management once again violated the expert opinion of the International Court of 1996 that described even the development of new nuclear missiles as “generally in violation of international law”.

... until January 2005, the mines MIFF and MUSPA were advertised under the names of PAAS and PATS on the Daimler/EADS/RTG-Euromunition website.

(www.RTG-E.de <http://www.RTG-E.de>)

This occurred although the Board of Management claimed at the last Annual Meeting that Mine Flach Flach (MiFF) and Multi-Splitter-Aktiv (MUSPA) had no longer been produced since 1994. Why were they still advertised if one is not prepared to produce them again on demand? A furniture shop does not advertise with goods that are no longer available – at least not ten years later. And was the website blocked at the beginning of 2005 and why is it still no longer accessible today?

... the involvement in EADS repeatedly causes unease and protest campaigns in the public sphere. Many people, especially young people, refuse to invest in shares in our company or to buy our vehicles as long as DaimlerChrysler/EADS has wide-area ammunition and nuclear weapons in its product range.

... the involvement in EADS damages the Group’s image. For example, UNICEF International in Geneva has issued a written statement in which it regards DaimlerChrysler neither as a partner nor an ally due to its ownership interest in EADS and RTG-Euromunition. The Board of Management bears responsibility for this.”

Regarding Item 4 of the Agenda:

“The actions of the members of the Supervisory Board are not to be ratified.

Reason:

Numerous shareholders are transferring their voting rights to

DaimlerChrysler Critical Shareholders,

Arndtstrasse 31, 70197 Stuttgart,

Tel: +49 (0)711 608396,

paul.russmann@kritischeaktionaere.de

<mailto:paul.russmann@kritischeaktionaere.de>

www.kritischeaktionaere.de <http://www.kritischeaktionaere.de>

because stock options are not a reward for a good performance, but purely speculative gains.

The acquisition and sale of shares by exercising stock options outside the stock exchange after the resignation of Jürgen Schrempp and the associated gains within a few hours or days by the persons listed below in 2005 make it clear that stock options are not a reward for good work but purely speculative gains.

While the Board of Management and senior management are not ashamed on the one hand to get rid of thousands of employees at the Group, on the other hand the persons listed below do not have the slightest scruples about throwing money out of the window that the employees earned on the assembly line by exercising stock options. In addition to the gains from the exercise of stock options listed below, they also received the so-called cash offset - the difference between the reference price at the time the options were granted and the exercise price – from Group funds, and thus from the shareholders: For example, Dr. Eckhard Cordes pocketed nearly another half a million euros on top of the €479,000 listed below.

Here are the names of the persons who exercised options in 2005 and their gains excluding cash offset: Steven A. Torok €170,000, Hubertus Troska €39,080, Dr. Gerald Weber €107,100, George Murphy €134,100, Thomas W. Sidlik €156,250, Dr. Rolf Bartke €171,875, Hans-Heinrich Weingarten €71,800, Paul S. Halata €137,000, Christine K. Cortez €137,000, Peter M. Rosenfeld €83,520, David H. Olsen €50,490, Dr. Albert Kirchmann €51,510, Thomas W. Sidlik €306,000, Harald Bölstler €61,200, Herbert Kaufmann €104,600, Ulrich Walker €112,800, Wolfgang Diez €116,000, Günter Egle €81,000, Dr. Eckhard Cordes €479,150.

The DaimlerChrysler Critical Shareholders see these share-deal payments as confirmation of their voting at the last Annual Meeting when they voted against the stock option plans. Such plans should be banned for all time. The person with the main responsibility for approving the stock option plans is Supervisory Board Chairman Hilmar Kopper, who disregarded the concerns of many shareholders and employees on this point.”

***

Ms. Beate Winkler-Pedernera, Stade

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

I, Beate Winkler-Pedernera,

(Spokeswoman of the DaimlerChrysler Critical Shareholders,
Arndtstr. 31, 70197 Stuttgart, Tel: +49 (0)711 608396,
Beate.Winkler@t-online.de, www.kritischeaktionaere.de )

propose that the actions of the members of the Board of Management are not to be ratified.

“There are lists everywhere, and there’s one in the first place in all of them.” This is a quote from a current television advertisement for the S-Class.

A survey of German car dealers carried out by the automotive industry’s research institute suggests that Mercedes has massive “quality problems”. Instead of being in first place, out of 26 automobile brands, Mercedes is to be found in last place together with Renault.

But Mercedes is in first place with recall campaigns! Around 1.3 million vehicles of nearly all Mercedes classes were ordered back to the workshops. What was sold to the customers of the Mercedes Car Group as a “quality offensive” was no more than an admission that large numbers of faulty automobiles had been put onto the market. The costs of the biggest recall action in history amount to nearly half a billion euros.

Many factors contributed to faults occurring in the software and with the brakes. One of the causes is the increasingly shallow depth of development and production, because more and more stages of development and production are being contracted out to external suppliers. The company’s own internal quality control of incoming goods has apparently not compensated for this weakness.

Now of course the question arises: How does new Board of Management Chairman Dieter Zetsche intend to produce more cars with better reliability and higher quality but with fewer employees? The management’s answer to this question is the compression of performance, i.e. more performance is to be pressed out of a smaller workforce. But from a certain point, quality is sure to suffer, and it has become clear that this point has already been passed! If the working cycles in the assembly plants are no longer sufficient even to allow the required rectification and refinishing to be written down, not to speak of actually doing that work, then faulty cars become normality. This will put us back in first place in the lists – the list of the “quality offensives”!

Another sad place in the lists has been achieved with the number of jobs destroyed. 5,000 jobs were already destroyed in 2005, 3,500 more are to follow this year. By 2008, another 6,000 jobs will be eliminated.

€570 million was spent on this policy in 2005 alone. Severance pay of up to €275,000 per employee has been offered. If all 14,500 employees are got rid of in this way, the Group will be nearly €3 billion poorer and – what is far worse – many highly skilled employees and their expertise will be irretrievably lost. Signing such a severance agreement in the present labor-market situation is an enormous risk. Some of those people who have refused all of the offers of voluntary departure have apparently been threatened that they will have to change departments. “Would you feel capable of such a change at your stage in life?” employees are said to have been asked in smug tones. Not only Pastor Schobel in Bad Cannstatt, Stuttgart, no longer understands the company’s policy: “You can’t achieve quality through fear.”

If the workforce is to be reduced, e.g. to eliminate overcapacity in production, one could use tried-and-tested flexible systems of working times. Employees could work just 87.5% of their normal working time for a certain period – this would save jobs and keep the employees’ valuable skills at the company.

And – there are other alternatives!

What do the winners in the automobile industry have in common? The most innovative manufacturers with above-average spending on research and development are BMW and Audi. Both of them are among the winners in the automobile industry. The decisive thing is “how attractive the product is,” according to automobile analyst Stephan Doxner of Landesbank Baden-Württemberg. But personnel costs are “not the primary problem”. He says that customers are prepared to pay a higher price for cars if they get particularly good quality or a technically innovative vehicle. Mercedes lived well for a long time from this “price premium”. But in times of million-fold recalls, high-tech sedans repeatedly breaking down and a dramatic deterioration in customer service in the official workshops, the price premium no longer applies and then personnel costs seem to be a problem.

When will a car using two liters of fuel per hundred kilometers finally make the breakthrough at the Mercedes Car Group – the plans for such a car have been on the shelf for years now. This would guarantee the jobs of today’s desperate and optimally qualified workforce!!

* * *

Mr. Wilm Diedrich Müller, Neuenburg

Counter-motion A

Regarding Item 2 of the Agenda:

“I have hereby proposed that the dividend not be distributed in the currency of euros, but that instead of the monetary amount as many shares as possible in the ship-owning company Reederei Herbert Ekkenga, Bad Zwischenahn, be purchased and distributed as a dividend to the shareholders of the company DaimlerChrysler, Stuttgart, in such a form that for each share in the aforementioned company Daimler with equal probability one share in the aforementioned ship-owning company is distributed.

Reason:

… and would justify this proposition in that each share that I will hold in the aforementioned ship-building company will authorize me to welcome all of the persons present at the Annual Meeting to the aforementioned ship-building company, whereas the euros proposed for distribution by the management of the aforementioned company Daimler according to the aforementioned invitation will not necessarily authorize me to welcome all persons present to the Annual Meeting of the aforementioned ship-building company.”

Regarding Item 4 of the Agenda:

“Aforementioned Mr. Müller has hereby proposed that the actions of the members of the Supervisory Board of the aforementioned company Daimler-Chrysler are not to be ratified for the 2005 financial year.

Reason:

…. and would justify this proposal in that aforementioned Mr. Müller regarded the incident as an affront approximately one year ago when the aforementioned Supervisory Board allowed the aforementioned Mr. Müller to be prevented by bodyguards appointed by the aforementioned company Daimler-Chrysler from saying goodbye to the person Kopper and the person Schrempp in the form of the aforementioned Mr. Müller shaking hands with those two persons.”

* * *

Prof. Dr. Rainer Hofmann, Marburg

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

Due to the ungenerous rectification of unacceptable faults on E-Class and M-Class vehicles, the company is causing its customers financial damage and creating a bad brand image for itself. Three-year-old used cars have a resale value of 30-35% of their new price!

My own vehicle (ML 270CDI, October 2002) has major defects: axles (2 of), injectors, universal joints, cylinder-head gasket, proximity-warning device (8 of), Command system, headlights, manifold gaskets (2 of)….

A potential health hazard due to diesel emissions in the vehicle interior is rather alarming: high engine temperatures and the weight of the engine lead to manifold leaks. Unnoticed chronic exposure to diesel fumes could cause health problems for the vehicle occupants (pulmonary infections, tumor risks).

What measures is DaimlerChrysler taking to eliminate these design defects?”

* * *

Mr. Alexander Dauensteiner, Solingen

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

2005 was the warmest year in the last 1,000 years. The disastrous results of the greenhouse effect, particularly for the coming generations, are already reality and are becoming ever more threatening; immediate action is essential. For automobile companies such as DaimlerChrysler, these developments mean they are obliged to drastically reduce fuel consumption and thus also vehicles CO2 emissions.

The goals stated in the 2005 Annual Report of DaimlerChrysler AG are pleasant to read: “Developing outstanding and durable technologies, producing innovative and appealing products, offering customer-oriented services and constantly delivering top performance.” But if a customer or shareholder of the Group looks for “outstanding technologies” or “innovative products”, the result is appalling. Although the Group is still working on the development of the fuel cell, its market launch is not to be expected before 2012 due to the required development work. Bridge technologies such as the efficient hybrid drive systems successfully sold by Toyota have been disregarded for far too long. The Group only started developing a two-mode hybrid system jointly with General Motors (GM) at the beginning of the last financial year. The Toyota Prius with hybrid drive – Car of the Year 2005 and the leading vehicle in the VCD Auto Environment List 2004/2005 and 2005/2006 – was sold more than 125,000 times in 2005 alone.

Natural-gas drive systems are a particularly inexpensive and environment-friendly bridge technology. The “Natural Gas Agency” has been formed to promote the market penetration of natural-gas vehicles in Germany and the required creation of a refueling infrastructure. The goal is to provide a nationwide network of natural-gas filling stations. But while the gas industry is taking the required steps with investments running into the billions, DaimlerChrysler is passive and still has not joined this important “Natural Gas Agency”, which is supported by, among others, Fiat, Opel, Volkswagen and Volvo. DaimlerChrysler still offers only one natural-gas vehicle, the E 200 NGT, with long delivery times. But no natural-gas technology is available for Mercedes customers who are interested in vehicle series such as the A-Class, B-Class, C-Class, R-Class or S-Class. In view of further increases in gasoline and diesel prices, this is also a business disadvantage. Compared with the E 220 CDI, with the present price for natural gas of approximately €0.75 per kilogram and driving 20,000 kilometers a year, the E 200 NGT allows annual savings of more than €550. Furthermore, support programs exist for natural-gas vehicles at national and state level: there are clearly defined tax advantages for this environmentally friendly drive system.

The DaimlerChrysler Critical Shareholders (KADC, Arndtstraße 31, 70197 Stuttgart, Tel. +49 (0)711 608396, orl-russmann@gaia.de, www.kritischeaktionaere.de) demand of the Board of Management that for each vehicle series marketed by the Group at least one version is offered with natural-gas technology. This technology is available, tried and tested, environmentally friendly and economical. It is unacceptable that hundreds of models with diesel and gasoline engines are available to the customers of the Group, but only one car that can run on natural gas. The gas industry has taken the lead, now other companies have to fulfill their responsibilities. According to press reports, DaimlerChrysler plans to offer the B-Class with natural gas in 2008. This development is far too little and too late.

Expanding its range of products with vehicles incorporating natural-gas technology also offers the Group strategically important opportunities: Today’s hybrid drive is still largely based on the combination of electric and gasoline drive systems. However, the next generation is already being tested: hybrid drive with natural-gas technology. The world’s first hybrid vehicle using natural gas was presented at the Zurich Car Show at the end of 2005. E.ON Ruhrgas and E.ON Sverige have been testing natural-gas hybrid drive with the Toyota Prius for a long time now. Carbon-dioxide emissions have been measured at nearly 20% lower. A two-month test phase covering 3,200 kilometers was carried out without any complications and with a smooth switchover between gasoline, natural gas and electricity.

So the next innovation in the field of drive technology is already clear: the fuel of natural gas will be integrated into hybrid technology. DaimlerChrysler is lagging behind the competition in both technologies. This has to change fundamentally if the leading ecological position is not to be left to other automobile manufacturers.

* * *

Mr. Holger Rothbauer, Tübingen

Counter-motion B

Regarding Item 4 of the Agenda:

“The actions of the Supervisory Board are to be ratified individually. In the case of individual ratification, I propose that the actions of Supervisory Board Chairman Hilmar Kopper are not to be ratified.

Reason:

The actions of Chairman of the Supervisory Board Kopper are not to be ratified by the shareholders! Why not?

Former Chairman of the Board of Management Jürgen Schrempp resigned after ten years in office as Chairman of the Board of Management. One can only speculate about the real reasons for this resignation. The Supervisory Board’s announcement on his resignation did not include any words of gratitude, and, justifiably, it seems that no termination compensation was paid. It is still incomprehensible why Mr. Kopper personally made all efforts to ensure that Mr. Schrempp’s contract was extended until the end of 2008 in April 2004, although the contract would not have expired until the end of 2005. Then Schrempp’s resignation effective December 31, 2005 was announced last July. Mr. Kopper is responsible for Mr. Schrempp’s rise to power as “Mr. Shareholder Value” and his sudden departure as “Mr. Failed World Corporation”. With the approval of Supervisory Board Chairman Kopper, little but negative memories remain of the Schrempp era for us shareholders.

The following points are to be emphasized:

1. The merger of Daimler Benz with Chrysler Corporation, which has constituted a catastrophic transfer of billions as well as technology to the disadvantage of the Mercedes Car Group, instead of the promised “Marriage in Heaven”.

2. The investment made in Mitsubishi Motors during the madness of the “World Corporation” and the associated investment of billions that were then lacking for quality assurance at Mercedes. In the end, all that remained was the exit from Mitsubishi with losses of billions.

3. The glossed-over presentation (for many years now) of the situation at Maybach and smart – production and sales, whereby one must question whether and which ideas and concepts for these products and their marketing were ever thought through in realistic market terms.

4. The refusal to fit soot-particulate filters in the diesel vehicle fleet at an early stage and sleeping through the development of hybrid engines shows that the former technology leadership has been lost and that the Group is lagging behind the world’s leaders with the ecologization of its products.

5. The previously unknown quality problems and recall campaigns by Mercedes have led to sales problems and a high degree of customer dissatisfaction, e.g. among taxi companies.

6. The sales problems at Mercedes that have existed for years now have been exacerbated by public scandal reporting about gray-market transactions and involvement in occurrences with a legal relevance.

7. Through EADS, Daimler is still the biggest shareholder in Europe’s third-largest armaments group, and is thus responsible for armaments exports all over the world, including countries with questionable human-rights situations. Due to the involvement in EADS and the associated advertising for mines and production of wide-area ammunition, UNICEF, the children’s aid department of the United Nations, refuses to cooperate with DaimlerChrysler. This armaments involvement therefore represents maximum image damage for the Mercedes Car Group, with a resulting impact on vehicle unit sales.

8. Despite the announcement of employment and training offensives, tens of thousands of jobs have been eliminated at DaimlerChrysler in recent years.

9. The investigations by the US Securities and Exchange Commission (SEC) concerning suspected transactions going through “black-money” accounts will possibly deter international investors from investing in DaimlerChrysler.

10. In view of massive management mistakes, the salary increases for top managers that have been approved by the Supervisory Board in recent years seem absolutely exaggerated and excessive. On the other hand, the share price has fallen dramatically. The controversial stock-option plans for the top management cost the Group many millions of euros while the performance delivered is absolutely insufficient.

Despite his failures all along the line, Mr. Kopper receives annual fees of €243,000 from the Group’s funds! We shareholders are not prepared to accept this passively any longer. Mr. Kopper should do the same as Mr. Schrempp as quickly as possible and leave DaimlerChrysler to avoid any further damage to the Group.

Let’s show Hilmar Kopper the RED CARD as the Supervisory Board Chairman before it’s too late!”

Counter-motion C

Regarding Item 7 of the Agenda:

“Ms. Marion Struck-Garbe, 58, a graduate in sociology and economics and lecturer at the University of Hamburg, spokeswoman for peace and the environment for Greenpeace Germany, is hereby proposed for election to the Supervisory Board of Daimler-Chrysler AG, Stuttgart. The management’s proposal under Item 7 of Mr. Manfred Bischoff as a candidate for this position will therefore be opposed in the Annual Meeting.

(Ms. Marion Struck-Garbe has formally declared her consent to the candidacy.)

Reasons:

As a shareholder representative of the DaimlerChrysler Critical Shareholders (KADC), Arndtstr. 31, 70178 Stuttgart, I am still very concerned about the Group’s structural and financial development. On the side of the Supervisory Board, so far we have only had men of whom it is not apparent to what extent they fulfill their supervisory function and encourage pioneering decisions by the Board of Management and/or constructively support the Board of Management. This became most obviously apparent once again in connection with the events surrounding the resignation of Board of Management Chairman Schrempp.

The continued clinging-on to a large stake in the armaments company EADS damages the image of the Mercedes Car Group and has a disadvantageous effect in competition, as clearly demonstrated by the latest sales figures.

The Mercedes Car Group has finally decided to introduce the soot-particulate filter for diesel vehicles after years of massive pressure from KADC in collaboration with Greenpeace that could no longer be ignored. The development of hybrid engines was also overlooked, which has led to significantly lower unit sales, particularly in the US market and in comparison with Toyota, for example. These examples sadly demonstrate the loss of Daimler’s former technology leadership also in this area as a result of poor management and lacking Supervisory Board activities.

Instead of facing up to the new challenges of our time in the fields of transport technology and ecology, and thus conquering the markets of the future, the Group’s management is involved in an incalculable adventure (smart, Maybach) while clinging on to image-damaging armaments production by EADS.

A new orientation is required urgently.

The nomination of Mr. Manfred Bischoff represents the old patterns of thinking: Male management board members from one company sit on the supervisory boards of the companies of their male friends in line with the motto of ‘I’ll scratch your back if you scratch mine’. Mr. Bischoff departed from the Board of Management of DaimlerChrysler to devote his full energies to EADS. This is apparently no longer the case, since he seems to have more time as a top manager of EADS. He already holds positions on numerous supervisory boards and management boards of other companies, so there are now already substantial doubts about his efforts for DaimlerChrysler. Furthermore, in his main function for the armaments company EADS, Mr. Bischoff is evidently the guarantee that DaimlerChrysler will continue clinging on to image-damaging and inhuman armaments production. Together with Supervisory Board member Lagadere, the armaments lobby at the Group is apparently to be reinforced. This is the wrong kind of signal.

Ms. Marion Struck-Garbe is a lecturer at the University of Hamburg, Chairwoman of the Pacific Network and currently active for Greenpeace Germany as spokeswoman for peace and the environment. She is a highly competent expert, particularly in the field of environment technology, and could give useful impetus to a Supervisory Board that has so far only consisted of older men, especially in the area of environmental orientation, and could monitor this type of work by the Board of Management more competently. Through her activities in the Pacific Network, she has specific knowledge of one of the world’s most important markets of the future. Her activities at the University and for Greenpeace demonstrate her outstanding capabilities in the fields of organization and orientation for the future. With the election to the Supervisory Board of such a competent woman, the Group would at last properly fulfill the requirements of the Global Governance Code.

Ms. Struck-Garbe holds no other supervisory board position and could therefore devote herself fully to seriously fulfilling the duties of a DaimlerChrysler Supervisory Board member.

For the above reasons, we, the DaimlerChrysler Critical Shareholders, recommend the election of Ms. Struck-Garbe as a member of the Supervisory Board.”

* * *

Ms. Beate Winkler-Pedernera, Stade

Regarding Item 4 of the Agenda:

“The actions of the members of the Supervisory Board are not to be ratified.

Reason:

Anyone who is interested in the issue of “the advancement of women at work” will find just one hit on DaimlerChrysler’s website – and that article is already five years old. This result is typical for the issue of “women” and their influence within Germany’s largest industrial company.

With great fanfare in 2001, in the “Declaration on the Promotion of Equal Opportunities”, it was announced that “(see) the advancement of women in our company as a key factor for long-term success and to live up to our social-policy responsibilities. The advancement of women is an important step for the promotion of equal opportunities and the implementation of our human-resources strategy. About half of all school leavers and more than half of all university graduates are women. This know-how and these manifold skills are to be utilized appropriately within the company”.

These boastful words were followed by few credible actions – and those actions that were taken remained virtually without any success. One thing is obvious:  Women at DaimlerChrysler continue to be thwarted and largely ignored. How else can it be explained that the candidate proposed for election to the Supervisory Board by the DaimlerChrysler Critical Shareholders, Marion Struck-Gabe, has been the only female candidate so far and will also stand for election at this Annual Meeting (see also www.kritischeaktionaere.de). In the future, many more female candidates must be presented for membership of the Board of Management and Supervisory Board, and must then be elected. As stated by ex-Chairman of the Board of Management Jürgen E. Schrempp: “We are often asked whether DaimlerChrysler has a sufficient number of qualified employees at its disposal. My answer is a decisive yes! For each international management position that is to be occupied, we can select from several extremely well-qualified candidates.” Apparently the emphasis was on male candidates, because women have not entered this top-management group in the past.

In a study published by “Corporate Women Directors International” in October 2004, DaimlerChrysler is rightly criticized for the fact that NOT ONE woman is a member of the Supervisory Board or the Board of Management and women occupy only 5.8% of management positions. DaimlerChrysler is thus the shameful back-marker in an international comparison of the 200 largest companies. This is absolutely incomprehensible, because in the year 2001, our management together with the labor council issued the “Declaration on the Promotion of Equal Opportunities”. This declaration stated concrete goals by the year 2005: The proportion of women in management positions in levels 1 to 4 was supposed to rise from 5.7% in 2001 to 8-12% by 2005. And a significantly higher proportion of women was to be achieved in level 5. The sobering result: In levels 1 to 4 an increase of 0.1% was achieved! The targets were missed by a long way! Why didn’t the Supervisory Board make efforts to ensure that its own goals were attained and continue to be attained?

What has happened to the participants in “Career Workshops for Top Women Graduates”, for which approximately 675 interested women applied from all over the world in 2002 alone? DaimlerChrysler wrote in this context: “We want to remain the most attractive employer in the future, and to succeed in the competition for the best talent. We will also expressly promote women in our high-flyer program, in order to make more use of the total potential offered by the labor market.”

As an initial step, Daimler’s commitment to 12% women in management must finally be fulfilled! In comparison: women account for 25% of the supervisory boards of Metro AG and Deutsche Bank, and 30% at Deutsche Post. If Supervisory Board Chairman Hilmar Kopper knows that as a former head of Deutsche Bank, why doesn’t he make sure that sufficient numbers of Board of Management and Supervisory Board positions are also occupied by women at DaimlerChrysler?

As long as the advantages of mixed teams with their shareholder value creation, which have repeatedly been proven by studies, are not utilized, I propose that the actions of the members of the Supervisory Board are not ratified. In view of the total failure of the Supervisory Board Chairman, my motto is: RED CARD, MR. KOPPER!”

* * *

Mr. Herbert Paul, Ochsenhausen

Counter-motion D

Regarding Item 8 of the Agenda:

“Resolution on amending the Memorandum and Articles of Incorporation on the implementation of the UMAG

1. Alternative proposal on the amendment to the Memorandum and Articles of Incorporation

The management’s proposal limits the rights of participation of the shareholders to a previously unknown degree, as it leaves it to the Chairman of the Meeting to assess which contributions by the shareholders are reasonable and which are not. These advantages are avoided by my alternative proposal, as on the one hand it allows the proper execution of the Annual Meeting, and on the other hand it does not restrict shareholders’ rights in an unacceptable way: This is to take place as a result of the following amendment to the Memorandum and Articles of Incorporation:

Section 18 of the Memorandum and Articles of Incorporation is to receive an additional Subsection 3 with the following wording:

(Note: The paragraph format serves only the purpose of better understanding.)

“The Chairman can reasonably limit individual shareholders’ right to ask questions and to speak, and can terminate their questions or speech if they do not speak on the subject of the current item of the agenda or if they repeat what has already been said or if their questions have already been asked. This does not affect the shareholders’ rights to ask concrete questions about replies given by members of the management.

The Chairman has the right to set a reasonable time limit for the individual contributions to each item of the agenda, whereby this limit has to be oriented towards the subject of the respective item of the agenda. These limits have to be set before the beginning of the speeches or questions.

The Chairman can request a resolution by the Annual Meeting on terminating a debate on an item of the agenda if, after a reasonable duration of the debate and in his best judgement, he is of the opinion that no further contributions are expected that would serve the purpose of the respective item of the agenda. He has to explain the main aspects of his decision to the Annual Meeting before the resolution is voted on.”

If there is no majority for this proposal, the management’s proposal is to be rejected.

2. Reason

The management’s proposal restricts the shareholders’ rights unnecessarily and unacceptably. An objective necessity is replaced by a subjective assessment of usefulness by the Chairman of the Meeting.

However, this does not help the company to execute the Annual Meeting effectively, because the shareholders’ rights in question, provided that they are properly exercised, are very difficult to limit. The reasonable framework of the UMAG is determined according to objective criteria. With the wording proposed by the management, there is the danger that the subjective decision on reasonableness made by the Chairman of the Meeting does not correspond with objective criteria and thus dispute about this issue would negate the “advantage” in the execution of the Annual Meeting if it is determined that the shareholders’ rights of participation are unreasonably limited during the Annual Meeting by a decision of the Chairman of the Meeting.

There is an additional significant factor that speaks out against the management’s proposal: For years now, by means of its information policy the company has been trying to inform the shareholders on important matters concerning the company. But it is exactly the informed shareholders who can fully exercise their rights to participate and who can make qualified statements on fundamental issues affecting the company. This involvement of the shareholders is in the general interests of the company particularly when measures are required in the best interests of the company that are controversial in the general political context.

However, if the impression is created in this context that the shareholders’ rights of participation in the Annual Meeting are subject to the proviso of being deemed to be reasonable by the Chairman of the Meeting, this would send out the wrong kind of signal beyond the circle of shareholders that would damage the company’s image and its goal of transparency.

The possibility of arbitrarily laying down time limits for the entire duration of the Annual Meeting without giving due consideration to the need for information at the Annual Meeting is just as critical as the Chairman’s autonomous requirement to terminate a speech. Both possibilities are faced with considerable doubts concerning the unreasonable limitation of shareholders’ rights.

However, to ensure the management’s justified goal of properly executing the Annual Meeting better than in the past, it is not enough just to reject the management’s proposal. My alternative proposal reflects both the aspect of properly executing the Annual Meeting as well as ensuring that all shareholders can properly exercise their rights to ask questions and propose motions, with the required respect for each other.

In detail

a.          The Chairman’s right to limit shareholders’ rights to ask questions and speak at the Meeting is to be oriented towards criteria that can be laid down objectively in the Memorandum and Articles of Incorporation and not left to his free discretion. This will ensure that the individual shareholders know the limits on the exercise of their rights and can act accordingly. For the Chairman and the company, there is the advantage that the decision on this matter made by the Chairman is based on the objective facts of the Memorandum and Articles of Incorporation and not on a matter of discretion, which in cases of conflict, is hard to predict and to justify. This procedure can help to avoid cumulative contributions, which are often time consuming and serve the interests neither of the shareholders nor of the Meeting.

b.         The determination of a reasonable time limit for individual speeches is intended to facilitate the proper planning of the Annual Meeting. As these restrictions are to be laid down before the beginning of the speeches, the individual shareholders have the possibility to act accordingly. In addition, this procedure will encourage the shareholders to concentrate on the items of the agenda that are called out. The fact that this procedure cannot prevent boring discussions from arising on controversial questions is intended, because this serves the interests of the company; on the other hand, cumulative contributions can be prevented by the Chairman (see above).

c.          The right to terminate a speech should not be left to the Chairman’s discretion, because as an independent body of the company, the Annual Meeting at least has to organize its own principles. Due to the double function of the Chairman as the Chairman of the Annual Meeting and Chairman of the Supervisory Board, which has the duty of reporting to the Annual Meeting, considerable conflicts of interest could arise, which are not beneficial to the company.

d.         On the other hand, the possibility should also exist to terminate a deadlocked and fruitless debate on an item of the agenda. However, it is correct that this right is in the hands of the Annual Meeting as a whole, and not in the hands of the Chairman.”

* * *

Mr. Andreas Merk, Berlin

Regarding Item 3 of the Agenda:

“The actions of the members of the Board of Management are not to be ratified.

Reason:

The shareholders and customers of DaimlerChrysler AG share dissatisfaction with earnings, the quality of the products, and the management, particularly of MCG.

As shareholder Jürgen Grässlin has already stated, the future and the value of the Group depend on the quality of the products and the confidence of consumers.

In Annual Report 2005, in a large number of press communiqués, in interviews and the statement of position by the management on the counter-motions for the 2005 Annual Meeting, there is great emphasis of the outstanding products, the highest demands placed by customers on their vehicles – which are supposed to be satisfied, and the great value of good and profitable customer relations (CRM). For example, it is said: “In order to ensure the excellent level of quality of all of the vehicles in customers’ hands, we have taken extensive measures and will continue them.” The present Chairman of the Board of Management of DCX announced another quality offensive when he took office as the head of MCG, and explained that “with all the necessity to increase efficiency and productivity significantly, ultimately the focus has to be on the products, their quality and their attractiveness” (see the stock-exchange newspaper Börsen-Zeitung (BZ) of September 9, 2005, page 10).

This verbal – inactive – assertion by the management and press department on quality is merely paying lip service. By means of the opium of delay and promises, shareholders and customers are to be kept quiet until the warranty periods have expired.

Not only customers in daily use of their vehicles, but also Annual Report 2005, page 178 ff. and the quarterly reports (page 29) speak another language with details of provisions for product warranties and repurchase commitments of more than €11 billion (utilization of more than €5 billion in 2005). Never in the history of the Group have provisions for product warranties been as high as this. It is often the case that the Group meets its obligations from warranties only towards those customers who press their claims in protracted court cases. Obtaining a product free of defects by legal means like this has nothing to do with a quality offensive as propagated by Zetsche when he took over as head of MCG.

In addition to the catastrophic levels of customer satisfaction already described by shareholder Grässlin, Mercedes-Benz has managed, based on a representative poll of 24,583 car owners, to be mentioned on the front page of the magazine AutoBild (No. 5/2006) in the headlines on the 2006 quality report: “Mercedes: it’s getting even worse – 15th position”. The title story is written under the heading: “Trickery, deception, cover-up”. In the 2005 annual evaluation of complaints by AutoBild, the Mercedes C-Class was in first place for the frequency of repairs (so-called Golden Carrot 2005), closely followed by the A-Class and the E-Class in 3rd and 4th places. No other automobile manufacturer in the world has similarly poor levels of customer satisfaction as Mercedes-Benz. The magazine Auto Motor und Sport (9/2005) had the following title for Mercedes’ future: “New models – new technical problems?” In the same issue, an article describes the delaying tactics and the shameless approach to complaints from annoyed Mercedes customers, with which the Group fritters away its customers trust.

The Mercedes customer Mr. Prause, who was put off repeatedly and over a long period and had purchase contracts for two Mercedes cars rescinded in a court of law following persistent refusals by the manufacturer, now has his own website at www.wandlung-mercedes-e-klasse.de that supports frustrated Mercedes drivers in enforcing their rights against Mercedes. This website lists not only his own experience, but also about 100 entries by long-suffering Mercedes drivers complaining about defects as well as the strategy of delaying, cover-up (“ping-pong”) and lies. At www.db-forum.de, 21.6% assess their Mercedes-Benz in similar language to Prof. Schrempp (“Bullshit Castle”) as a “shit cart, constantly in the workshop”. Mercedes customers report on a sheer incredible number of defects, some of them serious, and on catastrophic workshop service. The management demonstrates how it values its customers with this unreliable business policy and allows shareholders’ capital to be wasted on lawsuits.

The DISTRONIC active safety system, which the manufacturer demonstrated to invited journalists in a simulated traffic jam, failed and led to mass collisions and thus to the unconcerned acceptance of the destruction of equity capital, and also displayed a corporate culture of cover-up, deception and dishonesty, which in this case was communicated by Karl-Heinz Baumann and ultimately described as “stupid” by Ulrich Mellinghoff at a time when even persistent cover-up no longer helped (television report on RTL on November 16, 2005). The television report was transmitted several times and had a considerable response both from customers and in the press.

In the light of this business approach, for which the Board of Management is responsible and which entails an immense loss in value, the colossal wrong decisions and serious accusations of criminal liability, the actions of the Board of Management are not to be ratified with reference to outstanding claims for damages.”

Regarding Item 6 of the Agenda:

“The company is no longer to be authorized to acquire treasury shares.

Reason:

Reports in the financial press about DaimlerChrysler read like a crime novel - starting right at the beginning with the “marriage in heaven” to form the DaimlerChrysler Group and up to the present. The crime novel begins with a disaster, with careless remarks by Schrempp in an interview with the Financial Times in October 2000 admitting that the idea of a “merger of equals” anchored in the merger agreement was only of symbolic value, resulting in a four billion dollar lawsuit for damages by the former majority shareholder of Chrysler, Kirk Kerkorian.

On leaving the Group without any words of thanks, Schrempp behaved, according to the Handelsblatt newspaper of August 29, 2005, like a bull in a china shop. His lax remark, “Gentlemen, this will go off like a bomb,” and his egomaniacal idealization, “a masterpiece,” can be regarded as a commentary on the official initiation on August 16, 2005 of investigations of possible insider trading and violations of Section 37b of the German Securities Trading Act by BaFin, the German Financial Services Supervisory Authority. Schrempp himself rashly stated to Focus magazine: “I had been talking about it for some time with Supervisory Board Chairman Hilmar Kopper.” The newspaper Stuttgarter Nachrichten quoted a letter from the state prosecutor in which it is written that the internal information about Schrempp’s resignation had already “become concrete” up to five weeks before the announcement, that is, as of June 23, 2005. “The timing was excellent,” commented Schrempp on his departure with his usual arrogance. The timing for the acquisition of shares via options with predefined low exercise prices and the disposal of shares by senior officers as listed in the Annual Report 2005 on pages 108-109 was also an excellent masterpiece for some senior executives. Robert G. Liberatore cashed in on the same day with 7,000 shares in a value of $336,770. Cordes, Egle, Diez, Walker, Kauffmann, Bölstler, Sidlik, Kirchmann, Olsen, etc. (see also counter-motion on Item 4 of the Agenda submitted by shareholder Paul Russmann) also cashed in their shares at the much higher price reached following Schrempp’s departure just one day after the Schrempp discount no longer applied. Under the title of “Recall campaign at Daimler”, the stock-exchange newspaper Börsen-Zeitung describe a “Schrempp” as a “new unit of calculation for three billion euros”. (See Börsen-Zeitung of July 29, 2005, Number 144, page 8). One would like to correct this definition: it should be for minus three billion euros.

According to Annual Report 2005, pages 108-109, 28 persons utilized the excellent opportunity of the end of the Schrempp discount, some of them several times, to cash in substantially through their “directors’ dealings”. It is remarkable that until May 26, 2005, SOLELY purchases were made. The favorable buying opportunity was utilized by Bodo Uebber, who on December 16, 2004 in addition to his responsibility for DaimlerChrysler Services also took over as the head of Finance & Controlling, as well as by Thomas W. LaSorda, who succeeded Wolfgang Bernhard as a deputy member of the Board of Management of DaimlerChrysler AG. Both of these persons, Head of Finance Uebber, who signed the statement of the Board of Management in Annual Report 2004 next to Schrempp’s signature, and the deputy member of the Board of Management with the position of Chief Operating Officer Chrysler Group, LaSorda, can be assumed to have very good knowledge of important occurrences within the company.

All directors’ dealings, apart from one transaction in New York, namely 26 dealings, SOLELY involved the sale of shares, mainly new shares acquired through options, and took place after Schrempp’s resignation. In comparison: only one person was mentioned under the rubric of Directors’ Dealings in Annual Report 2004, no-one at all in Annual Report 2003 and just two persons in Annual Report 2002. The transactions carried out by busy directors therefore increased by at least 1300% compared with the previous years! Any person capable of reasonable thought may draw his or her own conclusions from this spree of buying and subsequent selling, which is remarkable compared historically – BaFin is investigating another matter: the equally interesting question of why certain senior officers are not listed.

The volume of transactions solely from sales of these conspicuously high directors’ dealings amounts to 19.045 million euros plus 1.538 million dollars, and thus adds up to a volume nearly as high as the generous Board of Management compensation. The extent of directors’ dealings is thus enormous in comparison with salaries. The Board of Management, comprising ten members, received compensation of 34.9 million euros in 2005, compared with 31.6 million euros for eleven members in the prior year. This represents an average per capita salary increase of 21.49% - before directors’ dealings!

Due to the irresponsible attitude to new shares in connection with the selling spree of 28 persons, a new resolution on authorization to acquire treasury shares does not make any sense.”

* * *

Mr. Jürgen Grässlin, Freiburg

Regarding Item 4 of the Agenda:

“The actions of the members of the Supervisory Board are not to be ratified.

Reason:

In the view of the DaimlerChrysler Critical Shareholders (KADC, Arndtstraße 31, 70197 Stuttgart, Tel. +49 (0)711 608396; www.kritischeaktionaere.de and www.juergengraesslin.com), DaimlerChrysler AG made its so-called “ad-hoc announcement” on the early departure of Board of Management Chairman Jürgen E. Schrempp far too late. This grave mistake is apparently the prime responsibility of Supervisory Board Chairman Hilmar Kopper, who was informed of Schrempp’s intention to resign at an early stage and long before all of the other members of the Supervisory Board.

After Mr. Schrempp made his decision contrary to his previous statements not to fulfill his contract that was valid until the year 2008 (!), after the Annual Meeting on April 6, 2005 he consulted with his wife and secretary Lydia Schrempp, the Supervisory Board Chairman Hilmar Kopper and Hartmut Schick, Head of DC Public Relations.

Already in the middle of May 2005, that is, more than two months (!) before the public announcement, Mr. Schrempp discussed his considerations with Supervisory Board Chairman Hilmar Kopper. On June 1, 2005, Schrempp confronted the two Supervisory Board members Lynton R. Wilson and Robert J. Lanigan with his intention to resign. Two weeks later, Mr. Schrempp informed his successor Dieter Zetsche. The German Financial Services Supervisory Authority (BaFin) comes to the conclusion that at the latest since July 10, 2005 (see manager magazin of April 2006), insider information existed pursuant to Section 13 of the German Securities Trading Act. Based on the above chronology, I have to assume that the so-called “ad-hoc announcement” should have been made earlier.

On July 16, 2005, I was notified by an informant about Schrempp’s probable upcoming resignation. But Mr. Kopper still did not order the necessary “ad-hoc announcement” to be made informing the shareholders, employees and public.

In the following days, Mr. Schrempp informed Mr. Erich Klemm, the Deputy Chairman of the Supervisory Board and Chairman of the Group Labor Council, about his intention not to fulfill his contract; other senior officers were also informed. Apparently on July 27, 2005 – eleven days (!) after I found out about the upcoming announcement of Schrempp’s resignation – Eckhard Cordes, at that time CEO of the Mercedes Car Group and the declared heir to the throne, was informed by Mr. Schrempp of the planned personnel matters. This fact alone demonstrates the disastrous style of behavior in the top management of DaimlerChrysler AG.

On July 28, 2005, twelve (!) days after I found out about the upcoming announcement of Schrempp’s resignation – at 10:32 a.m. DC made the so-called “ad-hoc announcement” on Schrempp’s resignation effective December 31, 2005. Even on that day, news agencies had reported on resignation rumors before the announcement. The fact that the Supervisory Board did not even thank Mr. Schrempp for his ten years as Board of Management Chairman is quite comprehensible in view of his disastrous policy of destroying jobs and capital.

But the consequences of the strategy and communication disaster connected with Schrempp’s early resignation are devastating: Eckhard Cordes promptly left the company. Shareholders are now initiating legal proceedings to claim damages, in cases that are likely to set a precedent, for the fact that they sold their shares too early and therefore under their value. In all likelihood they will win their cases – and in my view this is justified. The result will be not only pecuniary damage but also further damage to the image of DaimlerChrysler AG.

For these reasons, the Critical Shareholders demand: RED CARD, MR. KOPPER! Resign immediately!”

* * *

You can support counter-motions by voting “NO” on the respective agenda items.

Some counter-motions may be voted on separately at the meeting. You may vote for such counter-motions, which are identified by a specific letter, by marking the appropriate box on the proxy card/voting instruction form, or on the Internet.

4

Position of the management on the counter-motions for the 2006 Annual Meeting

The Board of Management and the Supervisory Board maintain their motions as laid down in the Agenda and state their position on the counter-motions as follows:

Management compensation in the form of stock options

Within the framework of the management compensation system, we aim to compensate our senior executives commensurately for their areas of activity and responsibilities in line with comparable international companies. At the same time, DaimlerChrysler’s success and the individual executives’ performance are to be reflected through a high degree of variability. Therefore, the management’s compensation also includes a stock-based component with a long-term incentive effect.

As a part of the further development of stock-based compensation, we replaced the Stock Option Plan with an element of compensation that is related not only to the share price, but also to the development of other key figures. The “Performance Phantom Share Plan” is based on the principles of performance, competitiveness and share ownership, and thus takes into consideration all of the relevant criteria recommended in national and international corporate governance codes.

A detailed description of this model can be found on pages 110 ff. of the current Annual Report.

With regard to the publication of the exercise of options or the purchase and sale of shares in the company pursuant to Section 15a of the German Securities Trading Act, it is necessary to consider that fact that these transactions have to take place in conformance with insider regulations, which are rightly very strict. For this reason, it is understandable that more trading sometimes take place at times when the market is fully informed, for example, after the publication of annual and quarterly results.

Workforce and employment

The staff-reduction program that we are now implementing is designed to optimize our entire organization in terms of speed, flexibility, efficiency and clear responsibilities: we aim for operational excellence in everything we do. In order to achieve a sustained improvement in our competitiveness, we must become more effective and streamlined throughout the Group. There is no alternative to this course of action if we do not want to jeopardize DaimlerChrysler’s competitiveness – which could entail the loss of many more jobs.

As an automotive Group with global operations, we attach great importance to the diversity of our workforce. Maintaining this diversity and using it for DaimlerChrysler’s benefit is the goal of our activities in the area of diversity management. For us, the issue of diversity also includes the advancement of women in management functions.

For these reasons, in the year 2005, we extended the existing Group Labor Council agreement on the “Advancement of Women at DaimlerChrysler AG” by another five years and defined target corridors for the proportion of women at all levels of the hierarchy and in the entire workforce.

Quality of Mercedes-Benz passenger cars

We are aware of the fact that our customers rightly expect the highest quality standards of vehicles with the Mercedes-Benz brand. We therefore act according to the principle of “quality is a prerequisite” and place top priority on pushing forward with our quality offensive.

Our comprehensive quality management begins with development engineering and includes the testing and production phases through to sales and services activities. We also ensure the maintenance of our high quality standards throughout the entire supply chain. The fact that we have focused our quality offensive on the right areas is shown by the results of internal and external quality studies. For example, we have already made significant improvements in the Initial Quality Study (IQS) of the renowned market-research institute, J.D. Power, which measures the quality of new vehicles after three months of ownership. We aim to continue improving our quality and to become the Number 1 in the automobile industry.

New drive technologies and alternative fuels

DaimlerChrysler carries out research and development on many promising alternative drive technologies with the aim of reducing fuel consumption and exhaust emissions. Hybrid and fuel-cell technologies are integral components of our drive strategy.

We are also working intensively on possible applications of various alternative and synthetic fuels, such as biomass-to-liquid – so-called BTL fuels, and biodiesel. The use of natural gas as an alternative fuel is another element of our strategy.

Conventional combustion engines still have great potential for improvement. With our BLUETEC diesel technology, we have set a new worldwide standard to fulfill the strictest emission limits and to be able to offer the cleanest diesel engine in each vehicle category.

Defense technology

Questions on defense technology and landmines have been answered completely and in detail in previous annual meetings. We can only repeat that DaimlerChrysler has never produced landmines or anti-personnel munitions and never will. In our view, the Annual Meeting of DaimlerChrysler AG is not the right place to hold detailed discussions on specific products from EADS.

Board of Management and Supervisory Board

As stated in the agenda, the Supervisory Board of DaimlerChrysler AG proposes to the Annual Meeting that Dr. Manfred Bischoff (63) should be elected as a member of the Supervisory Board to succeed Mr. Lanigan for a period of five years. Dr. Bischoff was a member of the Board of Management of DaimlerChrysler AG until the end of 2003 and at present, among other positions, is Chairman of the Board of Directors of EADS.

Dr. Bischoff not only fulfills all the requirements of applicable law and our Memorandum and Articles of Incorporation. With his knowledge of the Group and the automotive industry, his international experience on the boards of other industrial companies and his former activities in the field of finance and controlling, he is also extremely well qualified for this position.

As far as we are informed, the Bundesanstalt für Finanzdienstleistungsaufsicht (German Financial Services Supervisory Authority) has not yet reached a final decision in the matter of Professor Schrempp’ resignation from the Board of Management. We believe that we fulfilled the requirements of the law in this matter, because it was not clear until the decision of the Supervisory Board on July 28, 2005 that Professor Schrempp would resign from his position at the end of 2005 – amicably and in the context of a fully regulated succession.

Amendment to the Memorandum and Articles of Incorporation for the implementation of the UMAG

We intend to make our annual meetings as efficient and well-structured as possible in order to allow our shareholders to have proper and suitable discussions with the management. The German Law on Corporate Integrity and Modernization of Rescission Right of Challenge (in short: UMAG) now allows for the possibility that the chairman of the shareholders’ meeting can be authorized by the memorandum and articles of incorporation to set a reasonable time limit on the shareholders’ right to ask questions and speak at the meetings. This is intended to ensure that shareholders’ meetings can be chaired in an orderly way. We therefore propose to the Annual Meeting that this new regulation be made use of and that the Memorandum and Articles of Incorporation be supplemented to reflect the new statutory possibility.

The Board of Management and the Supervisory Board intend to make more detailed statements on the individual counter-motions at the Annual Meeting on April 12, 2006.

Stuttgart-Möhringen, March 2006

DaimlerChrysler AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: April 5, 2006